UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Chosen by GO Mobile for Nationwide Mobile WiMAX™ Deployment in Malta Dated July 21st, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21st, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by GO Mobile for Nationwide
Mobile WiMAX™ Deployment in Malta

Enhanced broadband services offered over Alvarion’s 4Motion® solution

MOUNTAIN VIEW, CA, July 21, 2008 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, announced today that it has recently been chosen by GO Mobile, Malta’s mobile operator, for a nationwide Mobile WiMAX™ network deployment. Using Alvarion’s 4Motion solution with BreezeMAX® as its RAN (radio access network), GO Mobile plans to provide voice and data services at the 3.5 GHz frequency band to the residents of the island of Malta.

Rollout of the commercial network is expected to begin in the next few weeks. The new network will offer an enhanced portfolio of high quality wireless broadband services over Alvarion’s Mobile WiMAX solution, opening opportunities for high speed Internet, as well as video, TV and gaming. Alvarion’s partner for this deployment project is SIAE MICROLETTRONICA, the Italian based manufacturer, well known as one of the most technology focused microwave companies.

“With the challenge of expanding network service throughout the entire island, we specifically looked for a robust and feature rich solution with secure future advantages,” said Norbert Prihoda, Chief Mobile Operations Officer of GO. “We chose Alvarion because it was the one vendor to answer to all our demands, enabling us to guarantee nationwide coverage for optimized broadband experience. This technology will augment our already nationwide 3G-3.5G/HSDPA wireless coverage. This underpins our multi-access nationwide data strategy with the utilization of different technologies to provide the best value proposition for our customers. Furthermore, Alvarion’s commitment to OPEN™ WiMAX solutions will allow us to provide advanced and high quality service with competitive package deals, for the benefit of our customers,” Mr. Prihoda added.

“We are pleased to be selected by GO Mobile, a most innovative and leading mobile operator in Malta,” said Tzvika Friedman, president and CEO of Alvarion. “Increasing network capacity with our OPEN WiMAX solution can promote lower operational costs and enable GO Mobile to offer wireless broadband at affordable rates and ensure the same quality of service and innovation for forthcoming expansions.”

As an awarded licensee of the 3.5 GHz frequency band in Malta, GO Mobile is required by MCA (Malta Communication Authority) to complete network rollout and provide 99% nationwide coverage by October 2009. MCA supports open networks and believes that OPEN WiMAX encourages beneficial competition and promotes a state-of-the-art broadband market.

About GO Mobile
GO Mobile is the mobile arm of GO, Malta’s leading telecommunications provider offering mobile, fixed voice, Internet services, digital television, data and IT business services. GO Mobile started its operations in 2000 and within a few years gained almost half of Malta’s market share. For more information, visit www.go.com.mt or call (+356)-21-246-200.

About SIAE MICROELETTRONICA
SIAE MICROELETTRONICA is a global microwave equipment manufacturer based in Milan, Italy and is one of the best ranked microwave companies in the world, that provides turnkey solutions including network planning and system integration services (www.siaemic.com).

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion”, “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.“

OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.